SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For October 30, 2003

THE BANK OF BERMUDA LIMITED

(Translation of registrant’s name into English)

6 Front Street
Hamilton HM 11
Hamilton HM DX, Bermuda
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

     Form 20-F   [X]             Form 40-F   [   ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes   [   ]                       No  [X]

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

THE BANK OF BERMUDA LIMITED

     On October 28, 2003, The Bank of Bermuda Limited (the “Bank”) announced that it has entered into a Transaction Agreement and Plan of Amalgamation (the “Transaction Agreement”) with HSBC Holdings plc (“HSBC”) pursuant to which HSBC will acquire the Bank. A copy of the Transaction Agreement is attached as Exhibit 99.1 to this Form 6-K and is incorporated herein by reference.

     Exhibit Index

99.1	Transaction Agreement and Plan of Amalgamation, by and among HSBC Holdings plc, The Bank of Bermuda Limited and Somers Investment Company Limited, dated as of October 27, 2003.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BANK OF BERMUDA LIMITED

By:	/s/ Alison J. Satasi

Name: Alison J. Satasi
Title: Head of Investor Relations

Date: October 30, 2003